Question 77 H.  Changes in control of Registrant


Series 13 - International Equity Portfolio

During the period ended March 31, 2014, the Seasons Series
Trust Allocation Moderate Growth Portfolio, a series of the registrant (the Acquiring Portfolio), sold shares of the Seasons Series Trust International Equity Portfolio, which is also a series of the registrant (the Acquired Portfolio), through a series of transactions. As of September 30, 2013, the Acquiring Portfolio owned approximately 27% of the Acquired Portfolio. As of March
31, 2014, the Acquiring Portfolio owned approximately 21% of the Acquired Portfolio.